(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . . 2.50 SEC FILE NUMBER 000-24051 CUSIP NUMBER 911301-10-9

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

United PanAm Financial Corp.

Full Name of Registrant

N/A

Former Name if Applicable

3990 Westerly Place, Suite 200

Address of Principal Executive Office (Street and Number)

Newport Beach, CA 92660

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United PanAm Financial Corp., a California corporation (the “Company”) previously reported in a current report on Form 8-K filed December 8, 2004 that, as part of its ongoing review and analysis of internal controls over financial reporting for Sarbanes-Oxley compliance, management engaged its current auditors, Grobstein, Horwath & Company LLP, to re-audit the Company’s corrected and restated financial statements for the years ended December 31, 2002 and 2003 and subsequent interim periods. Such re-audit could not be completed within the prescribed period.

Further, during the fiscal year ended December 31, 2004, the Company announced that its wholly-owned subsidiary, Pan American Bank, FSB, a federally chartered savings bank (the “Bank”) had adopted a plan of voluntary dissolution (the “Plan”) to dissolve and ultimately exit its federal thrift charter in connection with the Company’s plan to reduce its reliance on insured deposits of the Bank as a source of funding for its business operations. On March 7, 2005, the Federal Deposit Insurance Corporation (“FDIC”) confirmed that the FDIC had terminated the insured status of the Bank effective February 7, 2005. On March 8, 2005, the Company received confirmation from the Office of Thrift Supervision (“OTS”) that the Bank’s federal charter was cancelled effective February 11, 2005. The cancellation of the Bank’s charter and the Company’s reliance on sources of funds other than insured deposits requires material changes to the disclosures required in the Company’s annual report and in its financial statements and the notes thereto.

The Company intends to file its annual report on Form 10-K as soon as it has sufficient certainty of the impact on this period of the expected restatement.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Garland Koch (Name)	949 (Area Code)	224-1917 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, the Company expects that its restated financial statements for the years ended December 31, 2001, 2002 and 2003, and subsequent interim periods, will reflect the correction of unreversed accrued interest on certain charged off accounts that resulted from a programming error in the Company’s computer based accounting systems. The impact of that correction is anticipated to be a reduction in net income after tax for each of the periods in the amounts of $389,000 in 2001, $690,000 in 2002, $1.1 million in 2003 and $650,000 for the first two quarters of 2004. The Company has also determined that the methodology utilized to implement Practice Bulletin 6 prior to January 1, 2003 was incorrect. During those years, any expected credit loss over the life of a pool of loans in excess of the amount of discount on the purchased loans was treated as an adjustment of interest income over the life of the loan when it should properly have been charged to provision for loan losses. The impact of that correction is anticipated to be a increase in net income after tax of $769,000 in 2004 and $1,996,000 in 2003 and a decrease in net income after tax of $2,295,000 in 2002 and $430,000 in 2001.

United PanAm Financial Corp.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Garland W. Koch
Garland W. Koch Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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EXHIBIT INDEX

Exhibit 1	Letter from Independent Auditors

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